09055632

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2009
Washington, DC

SEC FILE NUMBER
8- 42193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TM CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE BATTERY PARK PLAZA - 24th FLOOR
(No. and Street)

NEW YORK	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL R. SMOLEVITZ 212-809-1416
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERDON LLP
(Name – *if individual, state last, first, middle name*)

ONE JERICHO PLAZA	JERICHO	NY	11753
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [XX] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, W. GREGORY ROBERTSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TM CAPITAL CORP., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Kristin Accetta

KRISTIN ACCETTA
NOTARY PUBLIC, State of New York
No. 01AC6194062
Qualified in Suffolk County
Term Expires September 29, 2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TM CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

BERDON

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
TM Capital Corp.
New York, New York

We have audited the accompanying statement of financial condition of TM Capital Corp. as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial position presents fairly, in all material respects, the financial position of TM Capital Corp. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Berdon LLP
Certified Public Accountants

February 3, 2009

Berdon LLP
CPAs and Advisors

International Association of Practicing Accountants

Reply to:
One Jericho Plaza
Jericho, NY 11753
Ph: 516.931.3100
Fax: 516.931.0034

360 Madison Avenue
New York, NY 10017
Ph: 212.832.0400
Fax: 212.371.1159
www.BERDONLLP.com

EXHIBIT A

TM CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CASH AND CASH EQUIVALENTS		$ 1,890,214
FEES RECEIVABLE		93,838
PREPAID EXPENSES		119,709
DUE FROM SHAREHOLDERS		35,535
PROPERTY AND EQUIPMENT:		
Equipment	$ 470,768	
Furniture	229,036	
Computer software	48,727	
Leasehold improvements	61,583	
TOTAL PROPERTY AND EQUIPMENT	810,114	
Less, accumulated depreciation and amortization	739,422	
PROPERTY AND EQUIPMENT - NET		70,692
OTHER ASSETS		
Deposits	32,510	
Note receivable	104,200	
TOTAL OTHER ASSETS		136,710
TOTAL ASSETS		$ 2,346,698

The accompanying notes to statement of financial condition are an integral part of this statement.

EXHIBIT A

TM CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 538,158
Unamortized deferred rent abatements	31,671
TOTAL CURRENT LIABILITIES	569,829
LONG-TERM LIABILITIES:	
Subordinated borrowings	500,000
TOTAL LIABILITIES	1,069,829
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDERS' EQUITY:	
Common stock - $.01 stated value: 3,000 shares authorized; 1,690 shares issued and outstanding	17
Additional paid-in capital	1,574,395
Accumulated (deficit)	(297,543)
TOTAL STOCKHOLDERS' EQUITY	1,276,869
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,346,698

The accompanying notes to statement of financial condition are an integral part of this statement.

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

TM Capital Corp. (the "Company") was incorporated on July 26, 1989. The Company provides investment and merchant banking services to clients. The Company is registered as a broker/dealer under the rules and regulations administered by the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company transacts its business with customers located throughout the United States and overseas.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Revenue Recognition

Fee revenue is recognized when earned, which generally occurs upon consummation of a transaction or pursuant to the terms of an engagement letter.

(b) Fees Receivable

The Company makes judgments as to the collectibility of fees receivable based on historical trends and future expectations. Management estimates an allowance for doubtful accounts, which represents the collectibility of fees receivable. This allowance adjusts gross fees receivable downward to its estimated realizable value. To determine the allowance for doubtful accounts, management reviews specific customer risks and the Company's fees receivable agings. Management considers accounts past due on a customer-by-customer basis. Based on its review, management has determined that no allowance is required as of December 31, 2008.

(c) Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization are computed, using accelerated methods which differ from generally accepted accounting principles; however, such differences are immaterial. Depreciation and amortization are computed over the estimated useful lives of the assets, principally three to seven years.

(continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) Income Taxes

The Company has elected to be treated as an "S" corporation for federal income tax purposes, whereby the taxable earnings of the Company are taxed directly to the stockholders. The income tax provision relates to state and local income taxes. The Company's method of accounting for income taxes is an asset and liability approach, which requires the recognition of material deferred tax liabilities and assets at enacted tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized to the extent that realization is probable.

In July 2006, FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes", was issued to clarify the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The Interpretation applies to all business enterprises, including "S" corporations. FASB has deferred the effective date for nonpublic enterprises until annual financial statements for fiscal years beginning after December 15, 2008. During the deferral period, FASB will be issuing specific application guidance for "S" corporations and will amend the disclosure requirements for all nonpublic enterprises. Management is currently evaluating the potential effects that adoption of the Interpretation will have on its financial statements.

(e) Cash Equivalents

For purposes of the statement of cash flows, the Company considers highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

(f) Use of Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies, if any, at the date of the financial statements, and revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - NOTE RECEIVABLE

The note receivable is due from an employee and bears interest at a rate of 1.64% per annum. All interest and principal are due at maturity on June 30, 2011.

NOTE 4 - DUE FROM SHAREHOLDERS

Loans to shareholders at December 31, 2008 are non-interest bearing and are payable on demand. Management anticipates that the loans will be repaid by March 2009.

NOTE 5 - SUBORDINATED BORROWINGS

On January 31, 2008, the Company issued promissory notes to certain shareholders totaling $500,000 which were subordinated effective March 31, 2008. The notes bear interest at a rate of 5% per annum and mature on March 31, 2011. All interest and principal are due at maturity. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Accrued interest payable, included in accounts payable and accrued expenses, for the year ended December 31, 2008 amounted to $22,917.

NOTE 6 - RETIREMENT PLAN

The Company maintains a defined contribution simplified employee pension plan. The plan covers all employees who have attained the age of 21 years and have performed one year of service. Company contributions to the plan are at the discretion of management.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company is obligated under operating leases for the rental of office space and office equipment.

Future minimum rental payments required to be paid under these leases are as follows:

For the Year Ending December 31,	Amount
2009	$ 441,550
2010	231,123
2011	196,062
	$ 868,735

Unamortized deferred rent abatements arise due to the straight lining of minimum monthly payments due under the office leases.

NOTE 8 - NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, as defined. At December 31, 2008, the Company had net capital of $1,320,385, which was $1,282,396 in excess of its required net capital of $37,989, and its net capital ratio was 0.43 to 1.

NOTE 9 - CREDIT RISK

(a) The Company's exposure to credit risk arises from the potential inability of clients to perform under the terms of the contracts. The Company attempts to limit its exposure to credit risk arising from investment banking fees receivable by dealing with credit-worthy clients, and through the use of various monitoring techniques.

(b) At December 31, 2008, the Company had cash on deposit with one financial institution in excess of the federally insured amount.

BERDON

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholders of
TM Capital Corp.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of TM Capital Corp. (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences as required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures referred to in the preceding paragraph.

Berdon LLP
CPAs and Advisors

IAPA International Association of Practicing Accountants

Reply to:
One Jericho Plaza
Jericho, NY 11753
Ph: 516.931.3100
Fax: 516.931.0034

360 Madison Avenue
New York, NY 10017
Ph: 212.832.0400
Fax: 212.371.1159
www.BERDONLLP.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to and should not be used by anyone other than these specified parties.

Deloitte LLP

Certified Public Accountants

February 3, 2009